Exhibit 99.1

Merus Announces Inaugural Deal with Sanofi

TORONTO, Feb. 23, 2016 /CNW/ - Merus Labs International Inc. ("Merus" or the "Company") [TSX: MSL, NASDAQ: MSLI] announced today that it has entered into an agreement with Sanofi S.A. to acquire the rights to Surgestone®, Provames®, Speciafoldine®, and Tredemine® in France.

Surgestone® and Provames®, are used in a variety of women's health indications, Speciafoldine® is used to treat macrocytic anemia, while Tredemine® is a World Health Organization recognized essential medicine to treat tapeworm.

"We have acquired nine established products over the last ten months and continue to leverage our scalable commercial platform in Europe" stated Barry Fishman, Chief Executive Officer.

Acquisition Benefits

•	Established prescription products with proven safety and efficacy, and predictable future cash flow.
•	Expands and leverages existing commercial platform in France, Europe's second largest pharmaceutical market after Germany.

Transaction Highlights

•	Merus acquired the product rights for a one-time payment of €22.5 million. Net revenue for the products in 2016 is expected to be approximately €6.3 million.
•	At current exchange rates, the products are expected to generate approximately $5.6 million in annual EBITDA, reflecting an EBITDA margin of almost 60%.
•	The acquisition is expected to be funded with one third debt and two thirds equity - lowering our overall leverage to approximately 2.8 times, right within our stated leverage target range of 2.5 to 3.0.
•	All closing conditions under the purchase agreement, other than payment of the purchase price, have been satisfied. The acquisition is expected to close during the second week in March 2016.

Increased Fiscal 2016 Guidance

•	Revised guidance for adjusted EBITDA during the fiscal year ending September 30, 2016 (post-deal) is expected to be in the range of $47 million to $50 million.

Additional Information

Please refer to the home page of our web site to access the presentation called Acquisition Update: Sanofi Products.

About Merus Labs

Merus Labs is a specialty pharmaceutical company focused on acquiring established products. The Company leverages its expertise and commercial platform in Europe, Canada and select other markets to deliver value.

Non-IFRS Financial Measures

The terms "EBITDA" and "adjusted EBITDA" are non-IFRS measures that do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. The Company believes EBITDA and adjusted EBITDA are important measurements that allow it to assess the operating performance of its ongoing business on a consistent basis without the impact of amortization and impairment expenses, debt service obligations and other non-operating items. The Company excludes amortization and impairment expenses because their level depends substantially on non-operating factors such as the historical cost of intangible assets. The Company's method for calculating EBITDA and adjusted EBITDA may differ from that used by other issuers and, accordingly, this measure may not be comparable to EBITDA and adjusted EBITDA used by other issuers. See the Company's 2015 MD&A for a reconciliation of these measures to loss from continuing operations (the nearest IFRS measure).

Future-Oriented Financial Information

To the extent any forward-looking statements in this press release constitutes future-oriented financial information or financial outlooks within the meaning of securities laws, such information is being provided to demonstrate the potential financial performance of Merus and readers are cautioned that this information may not be appropriate for any other purpose and that they should not place undue reliance on such future-oriented financial information and financial outlooks. Future-oriented financial information and financial outlooks, as with forward-looking information generally, are, without limitation, based on the assumptions and subject to the risks set out below under "Forward-Looking Statements".

Forward-Looking Statements

Certain statements contained in this press release may constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include statements relating to the Company's future business and operating plans, guidance as to EBITDA and adjusted EBITDA for future financial periods, the future pricing of the Company's products, the Company's ability to acquire future products, the Company's ability to secure financing to complete acquisitions, and the Company's future results of operations. Such statements involve assumptions relating to the Company's business, including government regulation of the pricing of the Company's products, the competitive environment of the Company's products, the stability of foreign exchange rates and the availability of prospective acquisition targets. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company's actual results to be materially different from any future results expressed or implied by these statements, including the guidance provided in this press release. Such factors include the following: general economic and business conditions, changes in demand for Merus' products, changes in competition, the ability of Merus to integrate acquisitions or complete future acquisitions, Merus' ability to complete any financing, interest rate fluctuations, currency exchange rate fluctuations, dependence upon and availability of qualified personnel and changes in government regulation. Investors should refer to the Company's MD&A, Annual Information Form and Annual Report on 40-F for a more comprehensive discussion of the risks that are material to the Company and its business. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Merus that Merus' plans, objectives and guidance will be achieved. These forward-looking statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.

SOURCE Merus Labs International Inc.

%CIK: 0001031516

For further information: Phone: (416) 593-3725, Email: info@meruslabs.com

CO: Merus Labs International Inc.

CNW 07:30e 23-FEB-16